Exhibit 99.2

Results of Continuing Operations1

Three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025

During the three-month periods ended September 30, 2026 and 2025, we had an average of 69.0 and 68.2 container vessels, respectively, in our owned fleet.

During the three-month period ended September 30, 2025, we acquired and accepted delivery of the secondhand container vessel Maersk Puelo with a capacity of 6,541 TEU.

As of September 30, 2026, we have invested in Neptune Maritime Leasing Limited (“NML”) the amount of $182.2 million.

In the three-month periods ended September 30, 2026 and 2025, our fleet ownership days totaled 6,348 and 6,278 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(I),(II)

(Expressed in millions of U.S. dollars,	Three-month period ended September 30,			Percentage
except percentages)	2025	2026	Change	Change

Voyage revenue	$215.9	$212.1	$(3.8)	(1.8%)
Income from investments in leaseback vessels	9.3	8.3	(1.0)	(10.8%)
Voyage expenses	(14.4)	(18.1)	3.7	25.7%
Voyage expenses – related parties	(2.8)	(2.6)	(0.2)	(7.1%)
Vessels’ operating expenses	(40.9)	(44.9)	4.0	9.8%
General and administrative expenses	(2.2)	(6.8)	4.6	n.m.
Management fees – related parties	(7.3)	(7.5)	0.2	2.7%
General and administrative expenses - non-cash component	(1.8)	(2.2)	0.4	22.2%
Amortization of dry-docking and special survey costs	(5.0)	(6.3)	1.3	26.0%
Depreciation	(32.6)	(31.8)	(0.8)	(2.5%)
Foreign exchange losses	(0.4)	(1.2)	0.8	n.m.
Interest income	3.7	3.3	(0.4)	(10.8%)
Interest and finance costs	(21.6)	(18.8)	(2.8)	(13.0%)
Other	0.7	0.2	(0.5)	(71.4%)
Gain / (Loss) on derivative instruments, net	(1.2)	11.3	12.5	n.m.
Net Income from Continuing operations	$99.4	$95.0

(Expressed in millions of U.S. dollars,	Three-month period ended September 30,			Percentage
except percentages)	2025	2026	Change	Change

Voyage revenue	$215.9	$212.1	(3.8)	(1.8%)
Accrued charter revenue	4.0	-	(4.0)	n.m.
Amortization of time-charter assumed	-	-	-	n.m.
Amortization of deferred revenue	(0.8)	(3.3)	(2.5)	n.m.
Voyage revenue adjusted on a cash basis (I)	$219.1	$208.8	(10.3)	(4.7%)

1 Following the spin-off of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the results from continuing operations.

Vessels’ operational data (II)	Three-month period ended September 30,			Percentage
	2025	2026	Change	Change

Average number of vessels	68.2	69.0	0.8	1.2%
Ownership days	6,278	6,348	70	1.1%
Number of vessels under dry-docking and special survey	3	2	(1)

(I) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results from Continuing operations and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(II) Vessels that are part of continuing operations.

Voyage Revenue

Voyage revenue decreased by 1.8%, or $3.8 million, to $212.1 million during the three-month period ended September 30, 2026, from $215.9 million during the three-month period ended September 30, 2025. The decrease period over period is mainly attributable to (i) the net decreased charter rates in certain of our vessels and (ii) the increased off-hire days of our fleet (mainly due to scheduled dry-dockings) during the three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025; partly offset by (i) the net contractual reimbursements from certain of our charterers for EU Emissions Allowances (“EUAs”) and Fuel EU Maritime penalties and (ii) the revenue earned by one container vessel acquired during the third quarter of 2025.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed and amortization of deferred revenue) decreased by 4.7%, or $10.3 million, to $208.8 million during the three-month period ended September 30, 2026, from $219.1 million during the three-month period ended September 30, 2025.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $8.3 million and $9.3 million for the three-month periods ended September 30, 2026 and 2025, respectively. Income from investments in leaseback vessels decreased, period over period, as the impact of certain matured investments exceeded contributions from new investments during the three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $18.1 million and $14.4 million for the three-month periods ended September 30, 2026 and 2025, respectively. Voyage expenses increased period over period, mainly due to the recognition of increased costs associated with EUAs and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses – related parties were $2.6 million and $2.8 million for the three-month periods ended September 30, 2026 and 2025, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to one and two related charter brokerage companies for an amount of approximately $0.2 million and $0.3 million, in the aggregate, for the three-month periods ended September 30, 2026 and 2025, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $44.9 million and $40.9 million during the three-month periods ended September 30, 2026 and 2025, respectively. Daily vessels’ operating expenses were $7,075 and $6,520 for the three-month periods ended September 30, 2026 and 2025, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $6.8 million and $2.2 million during the three-month periods ended September 30, 2026 and 2025, respectively. The increase was due mainly to non-recurring expenses incurred during the three-month period ended September 30, 2026. Furthermore, General and administrative expenses include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $7.5 million and $7.3 million during the three-month periods ended September 30, 2026 and 2025, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $1.3 million and $1.4 million for the three-month periods ended September 30, 2026 and 2025, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended September 30, 2026 amounted to $2.2 million, representing the value of the shares issued to a related service provider on September 30, 2026. General and administrative expenses - non-cash component for the three-month period ended September 30, 2025 amounted to $1.8 million, representing the value of the shares issued to a related service provider on September 30, 2025.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $6.3 million and $5.0 million during the three-month periods ended September 30, 2026 and 2025, respectively. During the three-month period ended September 30, 2026, two vessels underwent and completed their special surveys. During the three-month period ended September 30, 2025, three vessels underwent and completed their dry-docking and special surveys.

Depreciation

Depreciation expense for the three-month periods ended September 30, 2026 and 2025 was $31.8 million and $32.6 million, respectively.

Vessels held for sale

As of September 30, 2026, the container vessels Porto Kagio and Porto Germeno (initially classified as vessels held for sale during the second quarter of 2026) continue to be classified as vessels held for sale. No loss on vessels held for sale was recorded since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $3.3 million and $3.7 million for the three-month periods ended September 30, 2026 and 2025, respectively.

Interest and Finance Costs

Interest and finance costs were $18.8 million and $21.6 million during the three-month periods ended September 30, 2026 and 2025, respectively. The decrease is mainly attributable to the decreased interest expense due to reduced SOFR rates during the period and to the capitalized interest in relation to our newbuilding program during the three-month period ended September 30, 2026, compared to the three-month period ended September 30, 2025.

Gain / (loss) on Derivative Instruments, net

As of September 30, 2026, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of September 30, 2026, the fair value of these instruments, in aggregate, amounted to a net asset of $4.8 million. During the three-month period ended September 30, 2026, the change in the fair value (fair value as of September 30, 2026 compared to the fair value as of June 30, 2026) of the derivative instruments that qualify for hedge accounting resulted in a net gain of $1.8 million, which has been included in OCI. Furthermore, during the three-month period ended September 30, 2026 the change in the fair value (fair value as of September 30, 2026 compared to the fair value as of June 30, 2026) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the quarter, resulted in a net gain of $11.3 million, which has been included in Gain / (loss) on Derivative Instruments, net.

Cash Flows from Continuing Operations2

Three-month periods ended September 30, 2026 and 2025

Condensed cash flows from continuing operations	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2025	2026

Net Cash Provided by Operating Activities	$135.6	$113.9
Net Cash Used in Investing Activities	$(44.5)	$(82.8)
Net Cash Provided by / (Used in) Financing Activities	$(27.1)	$278.9

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2026 decreased by $21.7 million to $113.9 million, from $135.6 million for the three-month period ended September 30, 2025. The decrease is mainly attributable to (i) the decreased net cash from operations, (ii) the increased special survey costs and (iii) the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (as described above) during the three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025; partly offset by the decrease in interest payments (including interest derivatives net receipts) during the three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025.

Net Cash Used in Investing Activities

Net cash used in investing activities was $82.8 million in the three-month period ended September 30, 2026, which mainly consisted of (i) advance payments for the construction of five newbuild container vessels, (ii) net payments for net investments into which NML entered and (iii) payments for upgrades for certain of our container vessels.

2 Following the spin-off of the dry bulk business on May 6, 2025, the cash flows of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the cash flows from continuing operations.

Net cash used in investing activities was $44.5 million in the three-month period ended September 30, 2025, which mainly consisted of (i) advance payments for the construction of four newbuild container vessels, (ii) the payment for the acquisition of the secondhand container vessel Maersk Puelo, (iii) payments for upgrades for certain of our container vessels and (iv) payments for net investments into which NML entered; partly offset by proceeds we received from our short-term investments in US Treasury Bills.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $278.9 million in the three-month period ended September 30, 2026, which mainly consisted of (i) $306.0 million of net receipts relating to our debt financing agreements (including proceeds of $1,248.1 million we received from eight debt financing agreements), (ii) $15.0 million we paid for dividends to holders of our common stock for the second quarter of 2026 and (iii) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”) and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) for the period from April 15, 2026 to July 14, 2026.

Net cash used in financing activities was $27.1 million in the three-month period ended September 30, 2025, which mainly consisted of (i) $7.0 million of net payments relating to our debt financing agreements (including proceeds of $80.1 million we received from one debt financing agreement), (ii) $13.7 million we paid for dividends to holders of our common stock for the second quarter of 2025 and (iii) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock and $2.2 million we paid for dividends to holders of our Series D Preferred Stock for the period from April 15, 2025 to July 14, 2025.

Results of Continuing Operations3

Nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025

During the nine-month periods ended September 30, 2026 and 2025, we had an average of 69.0 and 68.1 container vessels, respectively, in our owned fleet.

During the nine-month period ended September 30, 2025, we acquired and accepted delivery of the secondhand container vessel Maersk Puelo with a capacity of 6,541 TEU.

As of September 30, 2026, we have invested in NML the amount of $182.2 million.

In the nine-month periods ended September 30, 2026 and 2025, our fleet ownership days totaled 18,837 and 18,586 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(I),(II)

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2025	2026	Change	Change

Voyage revenue	$644.0	$614.4	(29.6)	(4.6%)
Income from investments in leaseback vessels	22.0	26.3	4.3	19.5%
Voyage expenses	(37.8)	(48.9)	11.1	29.4%
Voyage expenses – related parties	(8.6)	(7.6)	(1.0)	(11.6%)
Vessels’ operating expenses	(120.1)	(129.0)	8.9	7.4%
General and administrative expenses	(9.4)	(15.1)	5.7	60.6%
Management fees – related parties	(21.5)	(22.3)	0.8	3.7%
General and administrative expenses - non-cash component	(4.6)	(6.8)	2.2	47.8%
Amortization of dry-docking and special survey costs	(14.5)	(17.4)	2.9	20.0%
Depreciation	(96.1)	(97.2)	1.1	1.1%
Foreign exchange gains / (losses)	2.1	(2.2)	(4.3)	n.m.
Interest income	15.5	9.9	(5.6)	(36.1%)
Interest and finance costs	(66.8)	(55.3)	(11.5)	(17.2%)
Other	0.7	0.4	(0.3)	(42.9%)
Gain on derivative instruments, net	12.5	11.6	(0.9)	(7.2%)
Net Income from Continuing operations	$317.4	$260.8

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2025	2026	Change	Change

Voyage revenue	$644.0	$614.4	(29.6)	(4.6%)
Accrued charter revenue	2.2	(0.3)	(2.5)	n.m.
Amortization of time-charter assumed	0.1	0.1	-	n.m.
Amortization of deferred revenue	(0.8)	(9.9)	(9.1)	n.m.
Voyage revenue adjusted on a cash basis (I)	$645.5	$604.3	(41.2)	(6.4%)

3 Following the spin-off of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the results from continuing operations.

Vessels’ operational data (II)	Nine-month period ended September 30,			Percentage
	2025	2026	Change	Change

Average number of vessels	68.1	69.0	0.9	1.3%
Ownership days	18,586	18,837	251	1.4%
Number of vessels under dry-docking and special survey	8	17	9

(I) Voyage revenue adjusted on a cash basis is not a recognized measurement under GAAP. Refer to “Consolidated Financial Results from Continuing operations and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(II) Vessels that are part of continuing operations.

Voyage Revenue

Voyage revenue decreased by 4.6%, or $29.6 million, to $614.4 million during the nine-month period ended September 30, 2026, from $644.0 million during the nine-month period ended September 30, 2025. The decrease period over period is mainly attributable to (i) the net decreased charter rates in certain of our vessels, (ii) the increased idle and off-hire days of our fleet (mainly due to scheduled dry-dockings) during the nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025 and (iii) the lower accounting revenue recorded for two of our vessels classified as sale type leases; partly offset by (i) the contractual reimbursements from certain of our charterers for EUAs and Fuel EU Maritime penalties and (ii) the revenue earned by one container vessel acquired during the third quarter of 2025.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed and amortization of deferred revenue) decreased by 6.4%, or $41.2 million, to $604.3 million during the nine-month period ended September 30, 2026, from $645.5 million during the nine-month period ended September 30, 2025.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $26.3 million and $22.0 million for the nine-month periods ended September 30, 2026 and 2025, respectively. Income from investments in leaseback vessels increased, period over period, primarily due to contributions from investments commenced during 2025 and 2026, which more than offset the impact of investments that matured during the nine-month period ended September 30, 2026. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $48.9 million and $37.8 million for the nine-month periods ended September 30, 2026 and 2025, respectively. Voyage expenses increased period over period, mainly due to the recognition of costs associated with EUAs and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses – related parties were $7.6 million and $8.6 million for the nine-month periods ended September 30, 2026 and 2025, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to one and two related charter brokerage companies for an amount of approximately $0.6 million and $1.0 million, in the aggregate, for the nine-month periods ended September 30, 2026 and 2025, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $129.0 million and $120.1 million during the nine-month periods ended September 30, 2026 and 2025, respectively. Daily vessels’ operating expenses were $6,848 and $6,462 for the nine-month periods ended September 30, 2026 and 2025, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $15.1 million and $9.4 million during the nine-month periods ended September 30, 2026 and 2025, respectively. The increase was due mainly to non-recurring expenses incurred during the nine-month period ended September 30, 2026. Furthermore, General and administrative expenses include amounts of $2.0 million and $2.0 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $22.3 million and $21.5 million during the nine-month periods ended September 30, 2026 and 2025, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $4.2 million and $4.2 million for the nine-month periods ended September 30, 2026 and 2025, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the nine-month period ended September 30, 2026 amounted to $6.8 million, representing the value of the shares issued to a related service provider on March 30, 2026, on June 30, 2026 and on September 30, 2026. General and administrative expenses - non-cash component for the nine-month period ended September 30, 2025 amounted to $4.6 million, representing the value of the shares issued to a related service provider on March 31, 2025, on June 30, 2025 and on September 30, 2025.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $17.4 million and $14.5 million during the nine-month periods ended September 30, 2026 and 2025, respectively. During the nine-month period ended September 30, 2026, 17 vessels underwent and completed their special surveys. During the nine-month period ended September 30, 2025, eight vessels underwent and completed their dry-docking and special surveys.

Depreciation

Depreciation expense for the nine-month periods ended September 30, 2026 and 2025 was $97.2 million and $96.1 million, respectively.

Vessels held for sale

During the nine-month period ended September 30, 2026, the container vessels Porto Kagio and Porto Germeno were classified as vessels held for sale. No loss on vessels held for sale was recorded since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $9.9 million and $15.5 million for the nine-month periods ended September 30, 2026 and 2025, respectively. The decrease was mainly due to lower average SOFR rates and lower average cash balances over the nine-month period ended September 30, 2026, compared to the corresponding period in 2025.

Interest and Finance Costs

Interest and finance costs were $55.3 million and $66.8 million during the nine-month periods ended September 30, 2026 and 2025, respectively. The decrease is mainly attributable to the decreased interest expense due to reduced SOFR rates during the period and to the capitalized interest in relation to our newbuilding program during the nine-month period ended September 30, 2026, compared to the nine-month period ended September 30, 2025.

Gain on Derivative Instruments, net

As of September 30, 2026, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in OCI. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of September 30, 2026, the fair value of these instruments, in aggregate, amounted to a net asset of $4.8 million. During the nine-month period ended September 30, 2026, the change in the fair value (fair value as of September 30, 2026 compared to the fair value as of December 31, 2025) of the derivative instruments that qualify for hedge accounting resulted in a gain of $4.3 million, which has been included in OCI. Furthermore, during the nine-month period ended September 30, 2026, the change in the fair value (fair value as of September 30, 2026 compared to the fair value as of December 31, 2025) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the period, resulted in a net gain of $11.6 million, which has been included in Gain on Derivative Instruments, net.

Cash Flows from Continuing Operations4

Nine-month periods ended September 30, 2026 and 2025

Condensed cash flows from continuing operations	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2025	2026

Net Cash Provided by Operating Activities	$418.8	$328.0
Net Cash Used in Investing Activities	$(152.3)	$(410.2)
Net Cash Provided by / (Used in) Financing Activities	$(416.9)	$225.2

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2026 decreased by $90.8 million to $328.0 million, from $418.8 million for the nine-month period ended September 30, 2025. The decrease is mainly attributable to (i) the decreased net cash from operations and (ii) the increased special survey costs during the nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025; partly offset by (i) the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (as described above) and (ii) the decrease in interest payments (including interest derivatives net receipts) during the nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025.

Net Cash Used in Investing Activities

Net cash used in investing activities was $410.2 million in the nine-month period ended September 30, 2026, which mainly consisted of (i) advance payments for the construction of 20 newbuild container vessels, (ii) advance payments for the acquisition of two secondhand container vessels, (iii) net payments for net investments into which NML entered and (iv) payments for upgrades for certain of our container vessels.

4 Following the spin-off of the dry bulk business on May 6, 2025, the cash flows of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the cash flows from continuing operations.

Net cash used in investing activities was $152.3 million in the nine-month period ended September 30, 2025, which mainly consisted of (i) advance payments for the construction of four newbuild container vessels, (ii) the payment for the acquisition of the secondhand container vessel Maersk Puelo, (iii) payments for upgrades for certain of our container vessels and (iv) payments for net investments into which NML entered; partly offset by net proceeds we received from our short-term investments in US Treasury Bills.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $225.2 million in the nine-month period ended September 30, 2026, which mainly consisted of (i) $295.0 million of net receipts relating to our debt financing agreements (including proceeds of $1,543.7 million we received from 14 debt financing agreements), (ii) $42.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2025, the first quarter of 2026 and the second quarter of 2026 and (iii) $2.8 million we paid for dividends to holders of our Series B Preferred Stock, $6.3 million we paid for dividends to holders of our Series C Preferred Stock and $6.6 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2025 to January 14, 2026, January 15, 2026 to April 14, 2026 and April 15, 2026 to July 14, 2026.

Net cash used in financing activities was $416.9 million in the nine-month period ended September 30, 2025, which mainly consisted of (i) $262.7 million of net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $135.2 million we received from four debt financing agreements), (ii) $100.0 million transferred to the spun-off entities, (iii) $41.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2024, the first quarter of 2025 and the second quarter of 2025 and (iv) $2.8 million we paid for dividends to holders of our Series B Preferred Stock, $6.3 million we paid for dividends to holders of our Series C Preferred Stock and $6.6 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2024 to January 14, 2025, January 15, 2025 to April 14, 2025 and April 15, 2025 to July 14, 2025.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of September 30, 2026, we had Cash and cash equivalents (including restricted cash) of $713.3 million and $19.8 million invested in short-dated U.S. Treasury Bills (short-term investments).

Debt-free vessels

As of October 27, 2026, the following 23 vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
TRITON	2016	14,424
MSC AMALFI	2014	9,403
VANTAGE	2013	8,827
KOWLOON	2005	7,471
KURE	1996	7,403
ZIM VIETNAM	2003	6,644
ZIM AMERICA	2003	6,644
MAERSK PUELO	2006	6,541
ARIES	2004	6,492
ARGUS	2004	6,492
GLEN CANYON	2006	5,642
GIALOVA	2009	4,578
DYROS	2008	4,578
NORFOLK	2009	4,259
VULPECULA	2010	4,258
VOLANS	2010	4,258
VIRGO	2009	4,258
ANDROUSA	2010	4,256
SCORPIUS	2007	2,572
ETOILE	2005	2,556
ARKADIA	2001	1,550
MICHIGAN	2008	1,300
LUEBECK	2001	1,078

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 52 years of history in the international shipping industry and a fleet of 69 containerships in the water (including two vessels we have agreed to sell), with a total capacity of approximately 520,000 TEU. The Company also has 22 newbuild containerships under construction and has agreed to acquire two secondhand containerships, which together represent a total capacity of approximately 152,600 TEU. The Company participates in a lease financing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Containership Fleet List

The tables below provide additional information, as of October 27, 2026, about our fleet of containerships, including the vessels under construction, and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
1	TRITON	Evergreen/(*)	2016	14,424	40,948	6.2	March 2036
2	TITAN	Evergreen/(*)	2016	14,424			April 2036
3	TALOS	Evergreen/(*)	2016	14,424			July 2036
4	TAURUS	Evergreen/(*)	2016	14,424			August 2036
5	THESEUS	Evergreen/(*)	2016	14,424			August 2036
6	YM TRIUMPH	Yang Ming	2020	12,690			May 2030
7	YM TRUTH	Yang Ming	2020	12,690			May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690			July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690			November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690			March 2031
11	CAPE AKRITAS	MSC	2016	11,010			August 2031
12	CAPE TAINARO	MSC	2017	11,010			April 2031
13	CAPE KORTIA	MSC	2017	11,010			August 2031
14	CAPE SOUNIO	MSC	2017	11,010			April 2031
15	CAPE ARTEMISIO	MSC	2017	11,010			September 2030
16	SHANGHAI	COSCO	2006	9,469	34,888	2.6	August 2028
17	YANTIAN I	COSCO	2006	9,469			July 2028
18	YANTIAN	COSCO	2006	9,469			May 2028
19	COSCO HELLAS	COSCO	2006	9,469			August 2028
20	BEIJING	COSCO	2006	9,469			July 2028
21	MSC AZOV	MSC/(*)	2014	9,403			December 2029
22	MSC AMALFI	MSC/(*)	2014	9,403			January 2030
23	MSC AJACCIO	MSC/(*)	2014	9,403			December 2029
24	MSC ATHENS	MSC	2013	8,827			January 2029
25	MSC ATHOS	MSC	2013	8,827			February 2029
26	VALOR	MSC	2013	8,827			May 2030
27	VALUE	MSC	2013	8,827			June 2030
28	VALIANT	MSC	2013	8,827			August 2030
29	VALENCE	MSC	2013	8,827			August 2030
30	VANTAGE	MSC	2013	8,827			November 2030
31	NAVARINO	MSC	2010	8,531			March 2029
32	KLEVEN	MSC/(*)	1996	8,044			April 2028
33	KOTKA	MSC/(*)	1996	8,044			September 2028
34	KOWLOON	MSC	2005	7,471			January 2029
35	KURE	MSC	1996	7,403			August 2028
36	METHONI	Maersk/(*)	2003	6,724	31,539	2.3	October 2029
37	PORTO CHELI	Maersk/(*)	2001	6,712			October 2029
38	TAMPA I	COSCO	2000	6,648			September 2028
39	ZIM VIETNAM	ZIM	2003	6,644			December 2028
40	ZIM AMERICA	ZIM	2003	6,644			December 2028
41	MAERSK PUELO	Maersk	2006	6,541			January 2027(4)
42	ARIES	ONE	2004	6,492			March 2029
43	ARGUS	ONE	2004	6,492			May 2029
44	PORTO KAGIO(ii)	Maersk	2002	5,908			November 2026
45	GLEN CANYON	OOCL	2006	5,642			September 2028
46	NEW ACQUISITION No1 (iii)	(*)	2001	5,610			May 2030(5)
47	NEW ACQUISITION No2 (iii)	(*)	2001	5,610			June 2030(6)
48	PORTO GERMENO(ii)	Maersk	2002	5,570			December 2026
49	LEONIDIO	Maersk/(*)	2014	4,957			October 2029
50	KYPARISSIA	Maersk/(*)	2014	4,957			October 2029
51	MEGALOPOLIS	Maersk/(*)	2013	4,957			May 2030
52	MARATHOPOLIS	Maersk/(*)	2013	4,957			May 2030

Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
53	GIALOVA	ONE	2009	4,578	27,804	2.5	April 2029
54	DYROS	Maersk/(*)	2008	4,578			April 2030
55	NORFOLK	OOCL	2009	4,259			March 2028
56	VULPECULA	ZIM	2010	4,258			May 2028
57	VOLANS	COSCO/(*)	2010	4,258			August 2030
58	VIRGO	Maersk/(*)	2009	4,258			April 2030
59	VELA	ZIM	2009	4,258			April 2028
60	ANDROUSA	OOCL	2010	4,256			April 2029
61	NEOKASTRO	ANL Singapore	2011	4,178	21,967	2.2	April 2030
62	ULSAN	COSCO	2002	4,132			June 2029
63	POLAR BRASIL	Maersk	2018	3,800			March 2028
64	LAKONIA	COSCO/(*)	2004	2,586			April 2029
65	SCORPIUS	Maersk	2007	2,572			March 2028
66	ETOILE	MSC	2005	2,556			July 2028
67	AREOPOLIS	COSCO/(*)	2000	2,474			May 2029
68	ARKADIA	Evergreen/(*)	2001	1,550			November 2028
69	MICHIGAN	MSC	2008	1,300			October 2027
70	TRADER	MSC/(*)	2008	1,300			October 2028
71	LUEBECK	MSC	2001	1,078			April 2028

Containerships under construction

	Vessel	Charterer	Capacity (TEU)	Estimated Delivery(7)	Employment
1	Newbuilding 1	COSCO	9,200	Q3 2028	Long Term Employment upon delivery from shipyard
2	Newbuilding 2	COSCO	9,200	Q3 2028	Long Term Employment upon delivery from shipyard
3	Newbuilding 3	COSCO	9,200	Q4 2028	Long Term Employment upon delivery from shipyard
4	Newbuilding 4	COSCO	9,200	Q4 2028	Long Term Employment upon delivery from shipyard
5	Newbuilding 5	COSCO	9,200	Q1 2029	Long Term Employment upon delivery from shipyard
6	Newbuilding 6	COSCO	9,200	Q2 2029	Long Term Employment upon delivery from shipyard
7	Newbuilding 7	COSCO	9,200	Q2 2029	Long Term Employment upon delivery from shipyard
8	Newbuilding 8	COSCO	9,200	Q2 2029	Long Term Employment upon delivery from shipyard
9	Newbuilding 9	COSCO	9,200	Q3 2029	Long Term Employment upon delivery from shipyard
10	Newbuilding 10	COSCO	9,200	Q3 2029	Long Term Employment upon delivery from shipyard
11	Newbuilding 11	COSCO	9,200	Q1 2030	Long Term Employment upon delivery from shipyard
12	Newbuilding 12	COSCO	9,200	Q2 2030	Long Term Employment upon delivery from shipyard
13	Newbuilding 13	(*)	3,100	Q2 2027	Long Term Employment upon delivery from shipyard
14	Newbuilding 14	(*)	3,100	Q2 2027	Long Term Employment upon delivery from shipyard
15	Newbuilding 15	COSCO	3,100	Q2 2027	Long Term Employment upon delivery from shipyard
16	Newbuilding 16	(*)	3,100	Q3 2027	Long Term Employment upon delivery from shipyard
17	Newbuilding 17	(*)	3,100	Q3 2027	Long Term Employment upon delivery from shipyard
18	Newbuilding 18	(*)	3,100	Q3 2027	Long Term Employment upon delivery from shipyard
19	Newbuilding 19	(*)	3,100	Q4 2027	Long Term Employment upon delivery from shipyard
20	Newbuilding 20	COSCO	3,100	Q2 2028	Long Term Employment upon delivery from shipyard
21	Newbuilding 21	COSCO	3,100	Q3 2028	Long Term Employment upon delivery from shipyard
22	Newbuilding 22	COSCO	3,100	Q3 2028	Long Term Employment upon delivery from shipyard

(1)	Average Daily Charter Rate is calculated by dividing the total contracted revenues by the remaining employment days per capacity-group of vessels.
(2)	TEU-weighted duration reflects the average remaining duration per capacity-group of vessels weighted on a TEU basis.
(3)	Expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(4)	Maersk Puelo is currently chartered to Maersk until January 2027 (earliest redelivery) - September 2031 (latest redelivery).
(5)	Assuming delivery of the vessel in November 2026.
(6)	Assuming delivery of the vessel in December 2026.
(7)	Based on the latest estimated delivery schedule, subject to change.

(i)	Denotes vessels subject to a sale and leaseback transaction.
(ii)	Denotes vessels we have agreed to sell.
(iii)	Denotes vessels we have agreed to acquire.

(*)	Denotes charterer’s identity, which is treated as confidential.

COSTAMARE INC.

Consolidated Statements of Income

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2025	2026	2025	2026
	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$643,976	$614,374	$215,898	$212,063
Income from investments in leaseback vessels	21,952	26,256	9,270	8,324
Total revenues	$665,928	$640,630	$225,168	$220,387

EXPENSES:
Voyage expenses	(37,767)	(48,921)	(14,384)	(18,062)
Voyage expenses – related parties	(8,647)	(7,615)	(2,828)	(2,583)
Vessels’ operating expenses	(120,102)	(129,002)	(40,931)	(44,913)
General and administrative expenses	(9,417)	(15,072)	(2,177)	(6,771)
Management fees – related parties	(21,516)	(22,317)	(7,338)	(7,533)
General and administrative expenses – non-cash component	(4,617)	(6,823)	(1,782)	(2,197)
Amortization of dry-docking and special survey costs	(14,530)	(17,421)	(5,000)	(6,313)
Depreciation	(96,112)	(97,245)	(32,620)	(31,831)
Foreign exchange gains / (losses)	2,233	(2,188)	(338)	(1,212)
Operating income	$355,453	$294,026	$117,770	$98,972

OTHER INCOME / (EXPENSES):
Interest income	$15,520	$9,947	$3,741	$3,295
Interest and finance costs	(66,813)	(55,277)	(21,603)	(18,768)
Other	700	435	673	157
Gain / (loss) on derivative instruments, net	12,537	11,629	(1,230)	11,303
Total other expenses, net	$(38,056)	$(33,266)	$(18,419)	$(4,013)
Net Income from continuing operations	$317,397	$260,760	$99,351	$94,959
Net Loss from discontinued operations	(27,547)	-	-	-
Net Income	$289,850	$260,760	$99,351	$94,959

Earnings allocated to Preferred Stock	(15,690)	(15,690)	(5,288)	(5,288)
Net Income attributable to the non-controlling interest	(3,119)	(3,897)	(1,442)	(1,145)
Net Income available to common stockholders	$271,041	$241,173	$92,621	$88,526
Earnings per common share, basic and diluted - Total	$2.26	$2.00	$0.77	$0.73
Earnings per common share, basic and diluted – Continuing operations	$2.48	$2.00	$0.77	$0.73
Losses per common share, basic and diluted – Discontinued operations	$(0.23)	$-	$-	$-

Weighted average number of shares, basic and diluted	120,119,317	120,744,583	120,276,106	120,897,256

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2025	As of September 30, 2026
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and Cash equivalents	$519,847	$653,138
Restricted cash	8,123	6,193
Short-term investments	19,276	19,753
Investment in leaseback vessels, current	55,075	63,445
Due from related parties, current	-	75
Accounts receivable	11,580	12,717
Inventories	14,121	16,389
Fair value of derivatives	5,349	2,470
Insurance claims receivable	7,005	12,903
Time-charter assumed	74	-
Vessels held for sale	-	45,494
Accrued charter revenue	5,576	5,156
Prepayments and other	44,642	52,637
Total current assets	$690,668	$890,370
FIXED ASSETS, NET:
Vessels and advances, net	2,738,982	2,987,019
Total fixed assets, net	$2,738,982	$2,987,019
NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current	$309,515	$327,548
Deferred charges, net	53,792	74,712
Net investment in sales type lease (Vessels), non-current	11,282	21,619
Accounts receivable, non-current	2,025	1,500
Due from related parties, non-current	1,125	1,500
Restricted cash	42,307	53,998
Fair value of derivatives, non-current	9,294	2,408
Accrued charter revenue, non-current	3,672	3,191
Total assets	$3,862,662	$4,363,865
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$268,131	$203,165
Accounts payable	11,267	13,200
Due to related parties	7,224	9,857
Accrued liabilities	22,620	23,963
Unearned revenue	42,627	55,210
Fair value of derivatives	24	112
Other current liabilities	46,675	47,771
Total current liabilities	$398,568	$353,278
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,246,707	$1,604,433
Fair value of derivatives, net of current portion	45	-
Unearned revenue, net of current portion	43,161	32,443
Other non-current liabilities	15,225	14,872
Total non-current liabilities	$1,305,138	$1,651,748
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	13	13
Treasury stock	(120,095)	(120,095)
Additional paid-in capital	1,333,223	1,340,272
Retained earnings	868,733	1,067,041
Accumulated other comprehensive income / (loss)	4,320	(1,035)
Total Costamare Inc. stockholders’ equity	$2,086,194	$2,286,196
Non-controlling interest	72,762	72,643
Total stockholders’ equity	2,158,956	2,358,839
Total liabilities and stockholders’ equity	$3,862,662	$4,363,865

Financial Summary – Continuing Operations

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026	2025	2026

Voyage revenue	$643,976	$614,374	$215,898	$212,063
Accrued charter revenue (1)	$2,212	$(307)	$3,975	$31
Amortization of time-charter assumed	$82	$74	$49	$7
Amortization of deferred revenue	$(795)	$(9,871)	$(795)	$(3,326)
Voyage revenue adjusted on a cash basis (2)	$645,475	$604,270	$219,127	$208,775

Income from investments in leaseback vessels	$21,952	$26,256	$9,270	$8,324

Adjusted Net Income available to common stockholders from Continuing operations (3)	$290,838	$240,537	$98,024	$89,391
Weighted Average number of shares	120,119,317	120,744,583	120,276,106	120,897,256
Adjusted Earnings per share from Continuing operations (3)	$2.42	$1.99	$0.81	$0.74

Net Income from Continuing operations	$317,397	$260,760	$99,351	$94,959
Net Income from Continuing operations available to common stockholders	$298,375	$241,173	$92,621	$88,526
Weighted Average number of shares	120,119,317	120,744,583	120,276,106	120,897,256
Earnings per share from Continuing operations	$2.48	$2.00	$0.77	$0.73

(1) Accrued charter revenue represents the difference between cash received during the period and voyage revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed voyage revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for (i) non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, (ii) amortization of time charter assumed and (iii) amortization of deferred revenue. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income or other measures as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026	2025	2026

Net Income from Continuing operations	$317,397	$260,760	$99,351	$94,959
Earnings allocated to Preferred Stock	(15,690)	(15,690)	(5,288)	(5,288)
Non-Controlling Interest	(3,332)	(3,897)	(1,442)	(1,145)
Net Income from Continuing operations available to common stockholders	298,375	241,173	92,621	88,526
Accrued charter revenue	2,212	(307)	3,975	31
General and administrative expenses - non-cash component	4,617	6,823	1,782	2,197
Amortization of time-charter assumed	82	74	49	7
Amortization of deferred revenue	(795)	(9,871)	(795)	(3,326)
Realized (gain) / loss on Euro/USD forward contracts	(1,051)	107	(773)	75
Non-recurring, non-cash write-off of loan deferred financing costs	-	939	-	939
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(12,602)	1,599	1,165	942
Adjusted Net Income from Continuing operations available to common stockholders	$290,838	$240,537	$98,024	$89,391
Adjusted Earnings per Share from Continuing operations	$2.42	$1.99	$0.81	$0.74
Weighted average number of shares	120,119,317	120,744,583	120,276,106	120,897,256

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, amortization of deferred revenue, realized (gain)/loss on Euro/USD forward contracts, general and administrative expenses - non-cash component, non-recurring, non-cash write-off of loan deferred financing costs and (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.